UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-24796
________________________
CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
(Exact name of registrant as specified in its charter)
________________________

Bermuda	98-0438382
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

O'Hara House,
3 Bermudiana Road
Hamilton, HM 08
Bermuda
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value $0.08 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
________________________
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: One.*

* On October 13, 2020, pursuant to the Agreement and Plan of Merger, dated as of October 27, 2019, among Central European Media Enterprises Ltd. (the “Company”), TV Bidco B.V. (“Parent”) and TV Bermuda Ltd. (“Merger Sub”), Merger Sub merged with and into the Company (the “Merger”), with the Company surviving the Merger as a subsidiary of Parent.
Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date:    October 23, 2020

CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.

By:	/s/ Lubomír Král
Name:	Lubomír Král
Title:	President